***Email templates***

#1

Hi {Name}

I wanted to touch base with you to say hello, and ask you to join us as a follow-on investor for our new investment round.

At DonorSee, we are launching a $800,000 equity fundraising round, convertible preferred stock, at a $6m pre-money valuation.

We are offering a 20% early bird discount to early investors that come on board before the first $200K is raised.

The link to the crowdfunding campaign is here. (It is not live yet)

We are reaching out to early supporters of DonorSee and Gret's vision, and I wanted to reach out to you personally to extend this early bird offer.

Happy to jump on a call to discuss!
{Name}

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

#2

Hi {name}

I am following up on the email I wrote you last week to see if you are interested in reserving an investment in Donorsee.

I want to make sure, as a previous investor, you have the opportunity to lock in a reservation.

The link to the investment page is here.

IIf you have any questions, I am happy to address them. Happy to hop on call with you too to discuss.

Kind Regards
{Name}

*Our raise is currently in “testing the waters” mode while we finalize our paperwork and SEC filings, so you’ll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you’ll be able to confirm your investment.

**Some necessary “testing the waters” disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform.

3. Any indication of interest involves no obligation or commitment of any kind.

#2

Hi {Name}

I wrote to you previously to let you know about a new campaign we are launching on Wefunder to fund the next exciting stage of growth for DonorSee: growing DonorSee's impact and footprint around the world.

DonorSee has grown leaps and bounds since you last invested on Wefunder. Gret's vision for DonorSee remains our guiding light!

You can watch our video and learn more about it here:
https://wefunder.com/donorsee/

If you want to get involved in the campaign, click 'Invest' on the Wefunder DonorSee page to reserve an investment.

Happy to answer any questions you may have.

Yours,
{Name}

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

**Social Posts**

**#1**

**Invitation to take part in testing the waters**



DonorSee

DonorSee is growing and we are offering our supporters an opportunity to be part of something special! 🚀

Next Tuesday, we are launching a campaign inviting people to invest in DonorSee. This will allow you to own a piece of DonorSee while helping expand the impact of DonorSee around the world.

DonorSee is completely transforming how charitable giving is done. Now is the time to invest in our product and expand. 🌎

The campaign will be going live to the public on Monday, November 14th but you can secure your position as an early investor today!

Learn more about the terms and our exciting vision here: https://wefunder.com/donorsee

P.S. Please help us get the word out by sharing this post with your friends and family

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

**#2**

Indicating testing the waters going live to the public


Going live tomorrow!
Invest in the future of
charitable giving

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind. See less

Edit

6

#3

Join the campaign



DonorSee

DonorSee

Published by Bethany Langham · 2 d ·

You can now invest in DonorSee! 👉 https://wefunder.com/donorsee

Help us take DonorSee to the next level and expand our impact around the world 🌏

If you would like to be part of the campaign, you can learn more and reserve your investment by visiting the above link and clicking the 'Invest' button.

Stand behind a mission you can believe in - change lives, bring joy, create transparency- and transform how charity is done.

**Some necessary "testing the waters" disclosures:
*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

#socialimpact #investment #philanthropy #Fundraising #wefunder

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> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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